Minefinders Corporation Ltd.	2288 – 1177 W Hastings Street, Vancouver, BC. V6E 2K7 Canada T +(604) 687-6263 F +(604) 687-6267 www.minefinders.com

November 4, 2009

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Re:

Minefinders Corporation Ltd.

Form 40-F for Fiscal Year Ended December 31, 2008

Filed March 12, 2009, Amended June 9, 2009 and September 21, 2009

Response Letter Dated September 30, 2009

File No. 001-31586

Dear Mr. Shannon

We received your comment letter dated October 22, 2009 regarding on our financial statements on Form 40-F for the year ended December 31, 2008 and our response letter dated September 30, 2009. Our response to your comment is as follows:

Form 40-F for the Fiscal Year Ended December 31, 2008

Exhibit 2. Consolidated Financial Statements

Note 9. Capital stock, page 18

(b) Stock options, page 18

1.

We have considered your response to our prior comment number three and note you consider the TSX to be the primary market in which shares of your comment stock trade. Based on this representation, please clarify for us how you determined that your shares “primarily” trade on the TSX by providing quantitative data over a relevant timeframe that supports your assertion.

As noted in our previous response, the Company is a Canadian company with a primary listing on the Toronto Stock Exchange with the shares trading in Canadian dollars. The Company is also listed on the NYSE AMEX (formerly the American Stock Exchange). The Company obtained its listing on the NYSE AMEX in January 2003.  While the average annual trading volumes on the two exchanges fluctuate, the majority of trading volume since obtaining the additional listing on the NYSE AMEX has been on the TSX.

Each year, we determine where the Company primarily trades based on an assessment of the average daily stock trading volume of the TSX exchange versus the NYSE AMEX exchange and considering other qualitative factors as noted below.  In making our assessment we consider the average daily stock trading volume for the three years prior to the start of the year.  For example in 2008, we considered the average daily stock trading volume on each exchange based on the period from January 1, 2005 to December 31, 2007.

Our assessment for fiscal 2008, showed that the average daily stock trading volume on the TSX for the three prior years was 192,000 shares per day versus 134,000 shares per day on the NYSE AMEX – which we believe supports the assertion that our stock primarily trades on the TSX Exchange.

We also consider other qualitative and quantitative factors such as the Company’s 4.6 million warrants to purchase common shares trade exclusively on the TSX (average daily volume of 4,000 warrants), the majority of the Company’s shares are held in Canada and the majority of shares were placed in Canada during equity financings in 2006 and 2008 (distribution of shares sold in the December 2008 financing was 56% in Canada, 25% in the United States and 19% in other jurisdictions).

Accordingly, we believe the TSX to be the primary market in which our common shares are traded.

In connection with our response above, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Subsequent to your review, should you have any questions or further comments on our response above, please contact me directly at 604-687-6263 (extension 111) or by email at greg@minefinders.com.

Sincerely,

/s/ Greg D. Smith

Greg D. Smith, CA

Chief Financial Officer

Minefinders Corporation Ltd.